M M __________________________________________________________________ LAW OFFICE OF MARTIN MUSHKIN LLC Martin Mushkin

30 Oak St.

Stamford,. CT 06905-3500

Telephone: 203-252-2357

Facsimile: 203- 547-7540

e-mail: mmushkin@mushkinlaw.com

Website: rpglk.com mushkinlaw.com

CT juris: 040298 CT Fed Bar: ct27017

NY Bar Reg: 1100387

November 3, 2006

Mail Stop 3561

Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-3561

Fax: 202-942-9648

Attn:	Scott Anderegg, Staff Attorney
Peggy Kim, Senior Staff Attorney
H. Christopher Owings, Asst. Director

Scott Ruggiero, Accountant
William Choi, accounting Branch Chief

Re: Orion Diversified Technologies, Inc.
Schedule 14C	Filed November 22, 2005
Amendment 1 to Schedule 14C	Filed November 3, 2006

File No. 0-04006

Gentlemen:

What is being sent to you?

This letter is being filed with you electronically through EDGAR with a copy of Amendment No. 1 to the above noted filing, Final Showing Markup with comments. A copy of this letter, a printed copy of the filing, and a copy marked to shown changes are also being sent to you via FEDEX for early morning delivery. Additional copies in color with comments in balloons are also being sent to you. In the Final Showing Markup copy, most of Microsoft’s notations in formatting and similar changes have been deleted to ease your reading of changes in the wording of the document. We have also sent you a floppy disc with a copy of the 14C with track changes and a copy of this letter.

Comment Balloons

Comment balloons have been placed in the copy of the submission. The balloons refer to the staff’s comments by being marked #--, such as #4. Almost all comments from #4 through #29, and #48 and #49 are dealt with in part in this letter but by reference to the pertinent materials in balloons rather than in this letter. Accounting items are not dealt with in balloons. All comments not dealt with in balloons are dealt with in this letter. The comments are not necessarily in chronological order since the responses are not necessarily in the order the comments were made.

We used the balloons with the thought that by using the “Edit” and “Find” feature in Word, asking it to find #12 (or whatever), you would be able to go through your comment letter of December 21, 2005 and the amended preliminary 14C, and virtually check off compliance.

Table of Contents

We have also increased the Table of Contents to ease access to specific material.

Who is sending this letter to you?

I am counsel to Ovale. Orion dispensed with counsel since it determined that engaging counsel would be a duplication of effort. The information contained in this letter and the filing was obtained from the officers of Orion, Ovale, stockholders of Orion and Ovale, and the auditors for both companies.

Staff’s letter of December 21, 2005

The paragraph numbers below refer to the Item numbers in the Staff’s letter of December 21, 2005.

1.	General

The Form 15-12G that was filed on July 17, 2001, was filed by David Sackler in his professed capacity as the Registrant’s President. David Sackler was the son of Harry Sackler, then a 5% stockholder (100,000 shares) and former director of the Registrant. As was disclosed in the Registrant’s Form 8-K Report filed on August 31, 2001, David Sackler, who was never elected as an executive officer of the Registrant, filed the Form 15-12G without the knowledge, consent or authority of either Joseph Petito, the duly elected and long standing President of the Registrant or the Registrant’s Board of Directors. The August 31, 2001 Form 8-K also indicated that upon learning of Mr. Sackler’s unauthorized and illegal action, Mr. Petito and the Registrant terminated the June 6, 2001 Stock Purchase Agreement with The Sackler Group II, Inc., an entity controlled by and under common control of David Sackler, the son of Harry Sackler, a 5% stockholder (100,000 shares) and former director of the Registrant. Finally, the August 31, 2001 Form 8-K reported that the Registrant was “seeking to withdraw the unauthorized Form 15” although such action was apparently never taken since as far as the Registrant was concerned the filing effectively never happened.

2.	Registration Exemptions

As suggested by you, we have included a section entitled “How the Exchange Came About and The Money Invested in Ovale”. This section explains in detail how the transaction came about, how the money invested in Ovale was raised and how the people with interests in Ovale are exchanging their interests for shares of Orion. Mr. Fabert met with each Ovale investor. As you will see, each investor received a personal note from Mr. Fabert in which he promised to repay the sums obtained from them. The instruments stated that the funds would be invested in Ovale with a view to their conversion into shares of an American company in a reverse merger, or the funds would be repaid to the investor. The notes did not bear interest. To the extent that these interests in Ovale were held in Mr. Fabert’s name, the beneficial owners may be deemed persons “controlled by” Mr. Fabert. All of these people received certificates for shares of Orion as a result of the first closing, and that discharged any obligations he had to them as a result of his original arrangement with them.

The offering of the shares in Ovale were made to non-US persons by a Swiss corporation in Switzerland in accordance with Swiss law in 2003 and early 2004. The offers and sales were made to sophisticated and/or accredited investors outside the jurisdiction of the United States.

The exchange of shares of Orion for the shares of Ovale was made in the Initial Closing, and is proposed to be made at the Second Closing, with the shareholders of Ovale pursuant to exemptions from registration. The offers and sales were made by the officers of Ovale and no commissions or other remuneration was paid to any person in relation to the offering. Similarly the exchange of Ovale shares for Orion shares will be made by officers of Ovale without the payment of commission or other remuneration to any person in relation to the offering. There were no distributors in the offerings. All of the recipients signed appropriate statements that they knew they were buying shares in a private placement for which there might not be any market and upon which resale restrictions would apply. You are referred to the Exchange Agreement, Article III, Representations and Warranties of Ovale Shareholders and of Fabert as Lender. In that section the noted persons represent and warrant their ownership and understanding regarding the Ovale shares and the shares of Orion they were contracting to obtain, that the certificates for the shares would be legended with a restrictive legend and entry of stop orders. All the Orion certificates issued in exchange for Ovale shares in the Initial Closing were marked with a restrictive legend and stop orders were entered with the transfer agent. The same procedure will be followed with the certificates to be issued in the Second Closing.

We believe the following exemptions apply:

(1) Securities Act 4(2). The Exchange, as that term is defined in the cover letter of the 14C, addressed to the stockholders, is a private transaction by an issuer not involving a public offering.

(2) Regulation D, 506. The offering complied with 506 of Regulation D except that Form D was not filed. Although it would be late as to the initial Closing, the Registrant is prepared to file a Form D to keep the record straight, and to file a Form D as to the Second Closing.

(3) Regulation S, Rule 903(b)(3), Category 3. The offering complies with Category 3.

(4) Rule 145. The Exchange is a business combination covered by that rule.

We note further that the purchasers have held their shares (and their investments) for many years given the length of time it has taken to complete this deal.

3.	Filing an 8-K upon consummation: in re shell company

We intend to file an 8-K complying with Items 2.01, 5.01 and 5.06 upon consummation of the transaction.

4.	Interests of security holders, directors and officers in the reverse merger

We believe we have complied with Item 3 of Schedule 3, particularly in “How the Exchange Came About and the Money Invested in Ovale”. The only persons who have been officers or directors of Orion since the beginning of the fye 2004 are Irwin Pearl and Thomas F. Regan. That is clear from the description of their backgrounds in Management of Orion and Business Experience. The nominees to the Board of Orion after the consummation of the transaction are Vladimir Fabert and Gilles Neveu. Information regarding these four people appears throughout the document. We have added information as to the holdings of Messrs. Fabert and Neveu in Ovale and what they will get out of the transaction under “Management of Ovale”. See “Interests of Ovale Directors and Officers in the Transaction”, and “Security Ownership of Certain Beneficial Owners of Ovale” (#25). We have also reordered some of the material on the Business Experience of the officers and directors of both Ovale and Orion to make the time line clearer. The references are so numerous that #4 has not been marked on most the pertinent sections. We suggest that you use the “find” option on the document on the disc to find the references to each of them. Additional information regarding the other principal shareholders in Ovale has also been added to the document.

The June Borrowers are now identified in “How the Exchange Came About ... The June Borrowers”. We believe any reader can easily identify the June Borrowers as the Five Original Ovale Investors, a term that is also defined.

Summary of Actions to Be Taken, p. 4.

5.          Cross References         This comment has been complied with and marked with a balloon.

6.          Consents          The number of shares outstanding and the number of shares executing the consent now appear in the second paragraph of the letter to Stockholders, and in “Votes required and in “Summary of Actions to Be Taken”. The shareholders who approved the action are identified in “Votes Required ...”, As discussed in our telephone call with Mr. Anderegg on October 31, 2006, we have also named each of the signatories of the Consent. Please note that the relationship of most of the signatories to Ovale and Orion can be found throughout the 14C.

Action 1 – Securities Exchange with Ovale, p. 6.

7.          How the Exchange Came About           The section entitled “How the Exchange Came About and the Money Invested in Ovale.” has been added. It explains in detail the subject matter of that title. The word “broker” has been eliminated. Its use in the generic sense was confusing since the word obviously has a technical definition.

Terms of the Exchange – The Orion/Ovale Business Combination. p. 8

8.          Termination Provisions Termination provisions have been described under “Termination Provisions And Orion’s Plan If The Exchange Agreement Is Not Comsummated”

The November 8, 2004 Two Closings Agreement, p. 9.

9.          Release from Escrow    This comment has been complied with in a subsection entitled “The Escrow Provisions”. Please refer to the November 8th amendment to the Agreement, an Exhibit to the 14C filing, for the provisions of the Escrow Agreement and the later release by the parties of the Fabert shares from the escrow in November, 2005.

The Second Closing

10.        Fiduciary Duties           We believe we have adequately described Mr. Fabert’s fiduciary obligation in “How the Exchange Came About...”.and in other sections of the Information Statement. As the noted section states, Mr. Fabert held the Fabert-Ovale Loan, and the Ovale Shares for other investors. All of his fiduciary obligations were discharged when the Initial Closing occurred, except as to the Class A shareholders. His obligations to them, as their holder of record, will be discharged at the Second Closing. We think this is adequately disclosed.

Factors Considered, p. 10

11.	Negative Factors	Language covering this point has been added. See also # 14.

12.        Alternative Strategies                The idea that values were assigned to alternative strategies has been deleted, since no specific values were assigned. As you can see by the alternatives now described they could not be evaluated, except for bankruptcy which would result in zero value for the stockholders.

Description of Ovale’s Business, p. 11.

13.        Business After the Merger         A sentence to this effect has been added to the Description of Ovale’s Business and marked in our customary way with a comment balloon.

14.        Ovale’s Current Financial Condition      Language complying with the comment has been added. Please note that a year and a half have passed since the auditor made its going concern comment in its opinion. Also Ovale has attained significant sales volume in its two beta stores and has raised $3.3 million.

15.       Foreign Subsidiaries, Foreign Officers, and Service of Process Language complying with the comment has been added.

16.       Governmental Regulation          No regulations or restrictions have impacted the business or are expected to. Ovale is, and will be, in the same position as all of its competitors. The countries in which its products are sold or manufactured have stable governments and most are members of the EU. Local instability could affect Ovale but that is true of every company doing business outside its own territory. Succinctly, Ovale is in no different position than its competitors.

17-22 These items have been complied with and comments appear in balloons in the Final Showing Markup copy of the 14C.

Ratification of the Board of Director’s Selection of Bloom & Co. ... p. 26.

23. Since there were no fees paid to the auditors other than for audits, no fees in the Item 9(e)(5)ii listing need be listed or were approved.

Description of Orion’s Securities, p. 27

Securities Ownership of Certain Beneficial Owners and Management, p. 28.

24. Pre-emptive Rights - This request has been complied with.

25. Securities Ownership

Your letter states:

Please revise to present the securities ownership for each of Ovale and Orion before the share exchange and of the surviving entity after the reverse merger. For ease of understanding, please include officers, directors, and major shareholders in the same table rather than separately.

We appreciate your request was made with the view to improving the disclosure and we tried to revise our disclosure by literally following this request. However, we found that the result was very confusing. It simply contained too much material in a single table to be easily read. We concluded the table could be considered by some outside the Commission to result in a failure to comply with the regulations. Consequently we opted to use the more traditional format. You will see that the 14C contains three tables. They follow S-B 403(a)(b) and (c).

Securities Ownership of Certain Beneficial Owners of Orion                         As set out in the 14C this covers the ownership at present and after the Second Closing. We have shown the ownership of Ovale in an introductory paragraph. As we have done in several places we have referred the reader by cross reference to additional material regarding distribution of shares of Orion at the Second Closing to the Original Five Ovale Investors.

Securities Ownership of Management of Orion          By using the traditional table we have highlighted the officers and directors of Orion at present and after the Second Closing. The use of this separate table assures that officers and directors will not be lost in a plethora of references to Beneficial Owners.

Securities Ownership of Certain Beneficial Owners of Ovale             We have added a chart showing the officers, directors and controlling shareholders before and after the exchange.

Changes in Control     We have made a reference to the tables directly above this reference to emphasize the change of control.

We strongly believe that this presentation is superior to the presentation suggested.

26-29 These items have been complied with and comments appear in balloons in the Final Showing Markup copy of the 14C.

FINANCIAL STATEMENTS

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

COMMENT

Exhibit D: Audited Financial Statements of Orion

General

30. Where applicable, please make conforming changes to the financial statements of Orion Diversified Technologies, Inc. Form 10-KSB and 10-QSB.

RESPONSE

The financials in both the 10-KSB for fye 2006, covering both fye 2005 and 2006 conform to the standard language

31. Please obtain and file a revised audit report that indicates that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Your auditor may not modify this language. See Commission Release 34-49747 dated -May 14, 2004 and PCAOB Release 2K13-025 (particularly Section B.2) issued December 17, 2003 for guidance.

RESPONSE

31. The second paragraph of the independent public accounting firm’s report was replaced to comply with the comment as indicated in response #31.

Balance Sheet

COMMENT

32. We note that you have recorded an equity interest in Ovale as a non-current asset on your April 30, 2005 balance sheet. However, based upon your description of the November 8, 2004 closing, it does not appear that consideration was exchanged since the shares of Ovate are being held in escrow pending the second closing. Therefore, it does not appear that Orion has an ownership interest in Ovate as of April 30, 2005. Please revise to reflect your issuance of Orion shares as a deposit or other asset.

RESPONSE

32.        In November, 2005 the audited financials statements of Ovale were delivered to Orion and the shares of Mr. and Mrs. Fabert held in escrow were delivered to them. See response to your comment #9. Therefore we believe the reference to “Equity Interest – Ovale” is correct.

Consolidated Statement of Stockholders Equity

COMMENT

33         We note your presentation of 1,166,900 shares issued for the Orion-Ovale loan and 2,064,100 shares issued for acquisition. However, since you issued a total of 5,900,000, shares, please revise your Statement of Stockholders' Equity to reflect the escrowed shares.

RESPONSE

33. The shares presented on the Statement of Stockholders’ Equity are those that are issued. We did not deem the Fabert Shares to be issued until they were released from escrow.

The balance of shares that make a total of 5,900,000 shares were not issued. Details are presented below:

Shares issued

For Orion-Ovale loan	1,166,900
Ovale Shareholders	2,064,100
Total shares issued	3,231,000
Unissued shares held in escrow	2,669,000

Total	5,900,000

Escrow: The escrow of shares is mentioned in several places in the Information Statement, (find #9 and the word “escrow”). We have clarified those references. For ease of understanding, 5,900,000 shares were issued in the First Closing. Only the aggregate of 2,669,541 shares of Mr. and Mrs. Fabert were placed in escrow. (These were Vladimir Fabert (1,949,541 shares) and Alexandra, his wife (720,000 shares.) Those shares were in escrow on April 30, 2005. Those shares were released from escrow in November, 2005. Since that date, no Orion shares have been in escrow. The Orion shares to be delivered as part of the Second Closing have not been issued. They cannot be issued until the Orion certificate of incorporation is amended since at present Orion is only authorized to issue 10 million shares. None of the 5,875,000 Orion shares to be delivered in the Second Closing will be held in escrow.

Note 2. –Summary of Significant Account Policies

COMMENT

34. It appears that the Orion-Ovale note receivable acquired by the issuance of the 1,166,900 shares to the former owners was denominated in Euros. Please explain to us why you have not recorded a foreign currency translation adjustment to other comprehensive income upon translating this note into your reporting currency. Please also add disclosures of your accounting policy for foreign currency translation.

RESPONSE

34. The note receivable was denominated in dollars for $543,770 . Please refer to Ovale S.A. Financial Statements, filed with 10KSB Note 9 – Commitment and Contingencies paragraph 6.

Note 6. – Going Concern Basis and Future Plans

COMMENT

35. Please expand your disclosure to include a detailed discussion of management's plans to fund operations during fiscal year 2006 and beyond. Please also include a discussion of the possibility that operations could be discontinued. Please, provide like disclosure in Management's Discussion and Analysis's and Liquidity sections in your Form 10-KSB.

RESPONSE

35. The management’s plan to fund operations during 2006 and beyond is disclosed on the Note 15-Commitment and Contingencies paragraph 7, item 4, to the financial statements of Ovale fye April 30, 2006. It is disclosed that subsequent to the merger with Orion, Ovale will raise $1,500,000 through a private offering of restricted stocks. Ovale’s management has informed the registrant that, under the circumstances, the possibility of Ovale ceasing operations is so unlikely that a statement speculating that Ovale might go out of business could be misleading.

Exhibit F: Ovale S.A. (A Development Stage Company) Financial Statements

COMMENT

36. We advise you that the interim financial statements for Ovale should be based upon the Company’s and not that of Orion’s. Please revise to include updated the quarterly period ended September 30, 2005 and the year. Refer to Item 310(g) of Regulation S-B. -

RESPONSE

36, The interim financial statements for Ovale are now based upon Ovale’s fiscal year. We have revised them to include updated financial statements for the quarterly period ended September 30, 2005 and the year.

Report of Independent, Registered Public Accounting Firm

COMMENT

36. Please have your auditors revise their report to present the date of their report.

RESPONSE

37. The date of the auditors’ report on 10KSB fye April 30, 2005 was August 16, 2005. Since the 10-KSB fye April 2005 has been updated in the fye 2006 10-KSB, please advise whether an amendment to the fye 2005 10-KSB is necessary to comply with this comment.

Consolidated Statement of Cash Flows

COMMENT

37. We note your presentation of $16,450 cash inflow as an investment in fixed assets during the, four months ended April 30, 2005. It appears that this cash inflow resulted from disposal of fixed assets during the period. If so, please revise this presentation to separately disclose cash paid for capital investments, proceeds from the sale of fixed assets, if any, and the gain or loss recognized upon the disposal of fixed assets as a noncash adjustment to cash flaws from operating activities, Otherwise, tell us what this cash inflow represents.

RESPONSE

38. The amount of $16,450 represents foreign currency conversion adjustment. This is no longer significant since this current filing of the Pre-14C contains cash flow statements for more recent periods and the prior error has not been repeated.

Notes to Financial Statements

Note 5-Intangible Assets

COMMENT

39. We note your disclosure related to your $401,824 payment to the previous lease holder, which you have recorded as goodwill in your consolidated, balance sheets. It appears that you have made this payment in an effort to secure the lease for your Paris shop and an office and therefore, the payment either represents prepaid rent or a deposit. If this amount is akin in prepaid rent, your financial statements should be revised to reflect the straight line amortization of this prepaid amount in your consolidated statements of operations based on terms of your lease.

RESPONSE

39. The amount of $401,824 represents the value of the leasehold rights that belong to the lessee. The lease agreements in Paris transfer certain ownership rights to the lessees referred to as the “key money.” These rights involve the goodwill, i.e. the business value of the location. The landlord cannot lease the property to a new tenant without the consent of the previous tenant. The new lessee has entered into an agreement and paid this key money to the previous tenant. The value of key money increases with the appreciation of the real estate prices. Therefore the leasehold rights have been treated as goodwill and the accounting treatment for goodwill is applied.

Note 6. – Credit Lines with Financial Institutions

COMMENT

40. We note that your line of credit with UBS is shown on your balance sheets as part of other liabilities. Please revise to present the UBS line of credit in the bank line of credit consolidated balance sheets.

RESPONSE

40. We have revised our consolidated balance sheet to present the UBS line of credit in the bank line of credit.

Exhibit F. - Financial Statements Exhibit F. -

COMMENT

41. Please revise to update your interim financial statements through the quarterly period ended October 31, 2005 in accordance with item 310(b) of Regulation S-B.

RESPONSE

41. Orion has updated its 2006 interim financial statements in accordance with item 310(b) of Regulation S-B.

Exhibit G. - Pro Forma Financial Statements of Orion and Ovale

COMMENT

General

42. Please revise to update your pro forma combined financial interim periods in accordance with items 3I0(d) and      310 (g) of Regulation S-B. We note that you have presented Orion Diversified Technologies, Inc.'s financial statements as if Orion had adopted Ovale S.A.’s fiscal year as of January 1, 2004 for purposes of representing the pro forma combined statements. We advise you that if the fiscal year end of an acquired entity differs from the registrant's most recent fiscal year by more than 93 days, the other entity’s income statement can be brought up to within 93 days of the registrant's most recent fiscal year-end by adding subsequent interim period results to the most recent fiscal year-end information and deducting the comparable preceding year interim period results. Disclosure shall be made of the period and of the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma income statements, please revise statements accordingly.

RESPONSE

43. The Pro Forma financial statements have been revised as required.

Note 1.

COMMENT

43. We note your disclosure that the unaudited pro forma condensed combined financial statements of Orion and Ovate are prepared using the purchase method of account that detailed valuation studies are pending. We further note that it appears you have combined the financial statements as a recapitalization and disclose in this note that the combination is recorded as a recapitalization of Orion. Please, revise your disclosures to explain that you have prepared the unaudited pro forma combined financial statements as a recapitalization and remove references to the purchase.

RESPONSE

43. The pro forma financial statement disclosures have been revised to state that they have been treated as a recapitalization and to remove references to the purchase.

Note 2 (c)

COMMENT

44. We note your disclosure that the  1 6,234,532 shares of common stack will be at par value of $0.001. However, throughout the filing you describe a change of your common stock to no par value. Please revise your presentation of the pro forma combined condensed balance sheet using no par value common stock.

RESPONSE

44. We have revised our presentation of the pro forma combined condensed balance sheet using no par value common stock.

COMMENT

45. Please expand your disclosure to clearly explain the assumptions involved in your pro forma adjustments to additional paid in capital and accumulated deficit.

RESPONSE

45. We have amended item c under NOTE 2.Unaudited Pro Forma Condensed Combined Balance Sheet, June 30, 2006 to further explain the assumptions.

Item 10-KSB for the fiscal year Ended

COMMENT

46. Please amend your Form 10-K8B to comply with the above comments to your Schedule 14C, if applicable.

RESPONSE

46. Form 10-KSB for the fye 2006 is believed to comply with the comments made by you. Since almost a full year has passed since our last submission and a 10-KSB has been submitted for the fye 2006 we have not amended the 10-KSB for fye 2005. The 2006 10-KSB contains materials which corrects the 2005 10-KSB. Nothing material has happened in Orion except to work on getting this acquisition done. It is the 10-KSB for 2006 which will accompany the 14C as Orion’s annual report when the 14C is sent to shareholders. We think the request is adequately complied with. If you want us to amend the fye 2005 10-KSB we will do so, but please let us know, preferably by telephone so we can do it forthwith.

47. Disclosure of private placement. 10-KSB Item 5 and S-B 701. The placement in April 2002 was disclosed in Item 6 of the 10-KSB filed July 26, 2002. It appears a Form D was filed regarding the 2002 placement on April 17, 2002. Therefore, according to 701, further disclosure in a 10-KSB is not required. A description of the private placement appears in the 14C in “How the Exchange Came About ... - The Advance by Orion to Ovale – May 2003.

48         10-KSB Item 9 and S-B 405 Code of Ethics The Item has been complied with in the 10-KSB filed on September 14, 2006. The same information appears in the current amendment to the 14C and is marked with a balloon.

49         10-KSB Item 11 – Securities Ownership – S-B 201(d). The Item has been complied with in the 10-KSB filed on September 14, 2006. The same information appears in the current amendment to the 14C and is marked with a balloon.

50. Exhibit 31.1 and 31.2 – Certifications - The certifications filed with the 10-KSB for fye April 30, 2006 are believed to comply with the comment and the certification requirement.

Ever mindful of how long it took us to get back to you, we hope that you will be able to respond promptly.

Very truly yours,

S/ Martin Mushkin

Martin Mushkin